SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.__)


                               ITC Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Rehan Jaffer
                             H Partners Capital, LLC
                        152 West 57th Street, 52nd Floor
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 18, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     H Partners Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     H Partners Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     H Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  45031T872
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rehan Jaffer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     IN
           ---------------------

 CUSIP No. 45031T872
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule  13D  relates  to the  Issuer's  Common  Stock,  $.01  par  value  (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by H Partners Capital, LLC, a Delaware limited liability company ("H Partners Capital"), H Partners Management, LLC, a Delaware limited liability company ("H Partners Management") H Partners, LP (the "Partnership"), a Delaware limited partnership, and Rehan Jaffer, a United States citizen (collectively with H Partners Capital, H Partners Management and the Partnership, the "Reporting Persons").

     The principal business address of the Reporting Persons is 152 West 57th Street, 52nd Floor, New York, New York 10019.

     Rehan Jaffer is the managing member of H Partners Capital, an investment management firm that serves as the general partner to several investment funds, both public and private, including the Partnership.

     (d) Rehan Jaffer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Partnership over which Rehan Jaffer, through his role at H Partners Capital and H Partners Management, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the Partnership's ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer.

     In a press release dated June 11, 2007, and a Form 8-K filed on June 14, 2007, the Issuer proposed a recapitalization (the "Recapitalization"). The Reporting Persons do not believe that such Recapitalization is in the best interests of the Issuer's shareholders.

     On June 18, 2007, the Reporting Persons sent a letter (the "Letter") to the Board of Directors of the Issuer in response to the Recapitalization. A copy of the Letter is included herewith as Exhibit A. The Letter details the Reporting Persons' intention to exercise its legal rights in connection with the Issuer's planned Recapitalization against the Board of Directors, Welsh Carson, and all other parties participating in the Recapitalization.

     Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, the Reporting Persons may each be deemed to be the beneficial owners of 1,200,000 Shares (6.4)% of the Issuer, based upon the 18,766,942 Shares outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission.

     The Reporting Persons have the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Reporting Persons have the shared power to vote or direct the vote of 1,200,000 Shares to which this filing relates.

     The Reporting Persons have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Reporting Persons have the shared power to dispose or direct the disposition of 1,200,000 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in private sales.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      A letter from H Partners  Capital,  LLC to the Board of Directors of the Issuer relating to the Issuer's proposed recapitalization as announced in the Issuer's June 11, 2007 press release and the Issuer's Form 8-K filed with the Securities Exchange Commission on June 14, 2007 is filed herewith as Exhibit A.

Exhibit B      A  description  of the  transactions  in  the  Shares  that  were effected by the Reporting Persons during the 60 days prior to June 18, 2007 is filed herewith as Exhibit B.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 18, 2007
-----------------------
(Date)


   /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer



H Partners Management, L.L.C.

By:  /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer
Title:  Managing Member



H Partners Capital, L.L.C.

By:  /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its Adviser

                                                                  Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated June 18, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.



   /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer



H Partners Capital, L.L.C.

By:  /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer
Title:  Managing Member



H Partners Management, L.L.C.

By:  /s/ Rehan Jaffer
--------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its Adviser


June 18, 2007

                                                                Exhibit A


                                                                 June 18, 2007



VIA FACSIMILE & FEDERAL EXPRESS

Board of Directors
ITC Deltacom, Inc.
7037 Old Madison Pike
Huntsville, Alabama 35806

         Re:  Proposed Recapitalization
              -------------------------

Members of the Board:

     H Partners Capital, LLC ("HPC") is an independent investment management firm based in New York. HPC owns 1,200,000 shares or 6.4% of the common stock issued by ITC Deltacom, Inc. ("ITC" or the "Company"), and is one of the Company's largest shareholders.

     The Company's proposed recapitalization (the "Recapitalization") announced in the Company's June 11, 2007 press release (the "Press Release") and the June 14, 2007 Form 8-K (the "8-K") violates your fiduciary duties. We demand that you immediately cease and desist from any further actions to pursue or consummate the Recapitalization.

     The rationale for the Recapitalization is unclear. There is no impending liquidity crisis. In fact, the Company's latest 10-Q shows an improved financial performance. In its Press Release, the Company's rationale for the Recapitalization is that it would "make our balance sheet more transparent by eliminating the confusing overhang of convertible preferred shares and warrants." We are not confused. As we will explain, minority shareholders are paying a significant price for the reduction of apparent confusion. The only legitimate rationale for a recapitalization would be a market debt refinancing that enhances the Company's cash flow by reducing interest rates and fees. However, the Company discloses neither the interest rates on its new bank facility nor the rate at which Tennenbaum Capital Partners ("TCP") is funding the second lien facility. Given the lack of disclosure, we are skeptical that the Company is achieving the greatest possible reduction in interest cost.

     Even if there was a legitimate rationale for the Recapitalization, a refinancing does not justify stock sales to insiders and other parties at highly discounted prices. The Recapitalization would gift Welsh Carson, the Company's controlling shareholder and other interested parties millions of shares of common stock for $3 per share, a greater than 50% discount to the pre-Recapitalization market price of $7 per share. This would occur primarily through a highly dilutive -- and apparently wholly unnecessary -- conversion of preferred stock and warrants held by Welsh Carson and TCP. The preferred stock is highly advantageous financing and should not be exchanged. The preferred stock accretes at 8%, and the Company has the option of paying PIK dividends in lieu of cash. The various series of preferred stock also have conversion prices that far exceed recent trading levels of the common stock. We have calculated that the preferred stock and warrant conversion enables Welsh Carson and TCP to acquire common stock at approximately $3 per share. More egregiously, if the preferred stock held by Welsh Carson were to be converted at the stated exercise price of $9 per share, Welsh Carson would be receiving stock for its cash and third lien debt at approximately $.55 per share. The Company has also allowed Credit Suisse, the underwriter of the new bank facility, to purchase common stock at $3 per share. Again, this discount from the $7 trading level extant before the Press Release is a gift to Welsh Carson, TCP, and Credit Suisse at the expense of the Company's minority public shareholders. Not surprisingly, the Company's common stock plummeted on the disclosure of the Recapitalization.

     We believe that the Recapitalization is not based on market terms. Neither the Press Release nor the 8-K identify any efforts by the Company to obtain financing on better terms or to allow other shareholders to participate in the financing through a rights offering or another enterprise value-enhancing mechanism. Shockingly, the 8-K indicates that the Company signed "binding" commitments in pursuit of Welsh Carson's Recapitalization. We can only conclude that the Board failed in its obligation to consider the alternatives best for the Company and all of its shareholders and simply capitulated to Welsh Carson.

     Let's be clear: the Recapitalization is nothing more than the controlling shareholder and those acting in concert with it, reapportioning equity value to itself at the expense of the non-controlling shareholders and to the detriment of the Company. Accordingly, HPC will exercise its legal rights in connection with the Recapitalization against the Board, Welsh Carson, and all other parties participating in the Recapitalization. However, HPC is also ready, willing, and able to assist the Company in realizing a fair recapitalization on more favorable terms.

     Nothing in this letter is a waiver of HPC's rights, claims, and remedies, all of which are expressly reserved.

         Sincerely,



         Rehan A. Jaffer                                         Usman S. Nabi




cc:      David S. Rosner, Esq.
         Kasowitz, Benson, Torres & Friedman LLP

                                                                   Exhibit B

     Schedule of Transactions in Shares in the Last 60 Days


 Trade Date               Quantity          Price
-------------------------------------------------------------
04-18-07                  100,000          4.35000

04-27-07                   10,500          4.25000

04-30-07                    4,600          4.25000

04-30-07                   50,000          4.45660

05-10-07                    9,050          4.00000

05-11-07                   75,000          4.27670

05-15-07                   75,000          5.02920

05-16-07                   31,491          5.42390




SK 02642 0006 783753